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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                           SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING

                                  (Check One):
                                                             CUSIP NUMBER

[X]FORM 10-K AND FORM 10-KSB    [ ]FORM 20-F    [ ]FORM 11-K
[ ]FORM 10-Q AND FORM 10-QSB    [ ]FORM N-SAR

FOR PERIOD ENDED:  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
[  ]   TRANSITION REPORT ON FORM 10-K
[  ]   TRANSITION REPORT ON FORM 20-F
[  ]   TRANSITION REPORT ON FORM 11-K
[  ]   TRANSITION REPORT ON FORM 10-Q
[  ]   TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:_____________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I--REGISTRANT INFORMATION


                                CODE-ALARM, INC.

                               950 E. Whitcomb
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          Address of Principal Executive Office (Street and Number)


                          Madison Heights, MI 48071
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                          City, State and Zip Code


PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         Please See Attached Exhibit A.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         Please See Attached Exhibit B.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Robert V. Wagner            (810)          583-9620
              --------------------------------------------------------
                  (Name)                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [  ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Please See Attached Exhibit C.

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                                CODE-ALARM, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 29, 1996              By  /s/ Rand W. Mueller
     -----------------------        ------------------------------------
                                     Rand W. Mueller, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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March 29, 1996

                                   Exhibit A
                             ACCOUNTANTS' STATEMENT


Securities & Exchange Commission
Washington, DC 20549


        RE:  Code-Alarm, Inc.
             Commission File Number: 016441


Deloitte & Touche LLP is the independent auditor of Code-Alarm, Inc.

We are writing with respect to Code-Alarm, Inc.'s (The Company) Form 12b-25 filing of Notification of Late Filing of Form 10-K Annual Report due April 1, 1996, and have prepared this letter as an attachment thereto.

The Company is currently negotiating the amendment of certain covenants and restrictions contained in its bank credit agreement. This matter affects both the classification and disclosure regarding the Company's debt. Until the negotiations with the bank are completed, the Company is unable to determine, and we are unable to audit, the classification and appropriate disclosure regarding the Company's debt.


Very truly yours,


/s/ Deloitte & Touche LLP

    Deloitte & Touche LLP
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                                  EXHIBIT B

                             PART III -- NARRATIVE

     The Company and its auditors are awaiting communication from a lender regarding an amendment to its bank credit facility, which is currently under negotiation. Details regarding this matter are relevant to the appropriate classification and disclosure of a significant obligation of the Company. Without such information from the lender, the Company and its auditors are unable to determine the potential impact on the required disclosures in the Company's audited financial statements and in the other portions of the Company's annual report on Form 10-K. The Company is working diligently to obtain such information as soon as possible and is cooperating with the lender in order to do so.


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                                  EXHIBIT C


     The 1995 results of operations will be unfavorable when compared to the 1994 results. Profits after taxes will result in a loss of $1.17 per share versus a loss of $.58 per share in 1994.

     Sales decreased $4.3 million. A large portion of the decrease was attributable to the Federal transportation strike in France in latter 1995. In addition, the Company discontinued its non-core product lines, i.e. mechanical and automobile tracking business.

     Gross Margin was lower due to decreased volume and start up costs associated with the launch of its Euro-Alarm product for the French market.

     Interest was higher due to increased rates and borrowing for the acquisition of the French subsidiary and interest associated with the patent infringement judgment against the Company in 1995, which was previously disclosed.